April 20, 2009

Stephen C. Haley, President
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

   RE: Celsius Holdings, Inc.
       Amendment No. 1 to Registration Statement on
       Form S-1
       Filed October 9, 2008
       File No. 333-153244

Dear Mr. Haley:

We have reviewed your response letter dated February 5, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We note your response dated February 5, 2009 regarding our comment letter dated December 17, 2009. Please be advised that we have considered your responses to comments one and two from our letter and we continue to have concerns regarding your analysis of Golden Gate's status as an underwriter as well as your analysis under Rule 144.

In this regard, we note references to Rule 144 in the registration statement, including on pages 30 and F-13. Please revise to address the impact to the company of the unavailability of Rule 144 as described.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, Branch Chief, at (202) 551- 3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: Via fax: Roger L. Shaffer, Esq.
              (561) 864-5101